CEETOP INC.

Via Edgar and Email

January 27, 2014

William H. Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:	Ceetop Inc.
Form 8-K
Filed September 20, 2013 (the "Form 8-K")
Response dated January 6, 2014
File No. 000-53307

Dear Mr. Thompson:

Ceetop Inc., (the "Company"), has received and reviewed your letter of January 14, 2014 (the "Letter"), pertaining to the Form 8-K. The Company is working diligently with its auditors to prepare the financial statements required. The Company and its auditors has been delayed in the preparation of the reports as it was working on the acquisition of Hangzhou Softview Information Technology Company Limited, then on gathering information for its year end audits, and shortly it will be the Chinese New Year. The Company anticipates filing an amendment to the Form 8-K as soon as possible to include the financial statements of Hangzhou Softview Information Technology Company Limited required by Rule 8-04 of Regulation S-X.

The Company acknowledges:

•	That the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter has been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

CEETOP INC.

/s/ Weiliang Liu
By: Weiliang Liu
Title: Chief Executive Officer